Filed by IntercontinentalExchange, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended, and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Subject Company:
CBOT Holdings, Inc.
(Commission File No. 001-32650)
PRESS RELEASE
ICE MAILS DEFINITIVE PROXY STATEMENT TO CBOT STOCKHOLDERS
URGING THEY VOTE AGAINST THE PROPOSED CME ACQUISITION
Atlanta, June 25, 2007 — IntercontinentalExchange, Inc. (NYSE: ICE) today announced that it has filed a definitive proxy statement with the Securities and Exchange Commission to solicit votes opposing the proposed acquisition of the Chicago Board of Trade (NYSE: BOT) by the Chicago Mercantile Exchange (NYSE: CME). In addition, ICE has commenced the mailing of its definitive proxy materials to CBOT stockholders.
ICE seeks support from CBOT stockholders and urges them to reject the proposed CBOT/CME combination as inferior. As fully detailed in the definitive proxy statement, ICE believes CBOT stockholders should reject the proposed CBOT/CME combination because:
•	A vote “AGAINST” the proposed CME merger preserves the opportunity for CBOT’s stockholders to receive the significant premium for their shares under ICE’s proposal which, if consummated, would provide significantly greater financial value than the proposed CME merger.

•	A combination of ICE and CBOT is superior to the proposed CME merger and would offer substantial benefits to the stockholders and members of CBOT, including stronger historic stock performance since January 1, 2006, opportunity to share in future growth, preservation of CBOT’s heritage and precious metals complex, and strong management.

•	A vote “AGAINST” the proposed CME merger sends a strong message to CBOT’s Board that CBOT stockholders want the opportunity to accept the ICE proposal.
The CBOT stockholder meeting is scheduled to take place in Chicago on July 9, 2007.
Additional Information
More information about the ICE proposal is available on the ICE website at www.theice.com under About ICE/Investor Relations and at www.theicecbot.com.
About IntercontinentalExchange
IntercontinentalExchange® (NYSE: ICE) operates the leading global, electronic marketplace for trading both futures and OTC energy contracts and the leading soft commodity exchange. ICE’s markets offer access to a range of contracts based on crude oil and refined products, natural gas, power and emissions, as well as agricultural commodities including cocoa, coffee, cotton, ethanol, orange juice, wood pulp and sugar, in addition to currency and index futures and options. ICE® conducts its energy futures markets through its U.K. regulated London-based subsidiary, ICE Futures, Europe’s leading energy exchange. ICE Futures offers liquid markets in the world’s leading oil benchmarks, Brent Crude futures and West Texas Intermediate (WTI) Crude futures, trading nearly half of the world’s global crude futures by volume of commodity traded. ICE conducts its agricultural commodity futures and options markets through its U.S. regulated subsidiary, the New York Board of Trade®. For more than a century, the NYBOT® has provided global markets for food, fiber and financial products. ICE was added to the Russell 1000® Index on June 30, 2006. Headquartered in Atlanta, ICE also has offices in Calgary, Chicago, Houston, London, New York and Singapore. For more information, please visit www.theice.com and www.nybot.com.
Forward-Looking Statements - Certain statements in this press release may contain forward-looking information regarding IntercontinentalExchange, Inc., CBOT Holdings, Inc., and the combined company after the completion of the possible merger that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the benefits of the merger transaction involving ICE and CBOT, including future strategic and financial benefits, the plans, objectives, expectations and intentions of ICE following the completion of the merger, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of ICE’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements.
The following factors, among others, could cause actual results to differ materially from those expressed or implied in such forward-looking statements regarding the success of the proposed transaction: the failure of CBOT to accept ICE’s proposal and enter into definitive agreements to effect the transaction, the risk that the revenue opportunities, cost savings and other anticipated synergies from the merger may not be fully realized or may take longer to realize than expected; superior offers by third parties; the requisite approvals provided for under the Agreement dated May 30, 2007, as amended on June 11, 2007, by and between ICE and the Chicago Board Options Exchange (“CBOE”), and the performance of the obligations under such Agreement; the ability to obtain governmental approvals and rulings on or regarding the transaction on the proposed terms and schedule; the failure of ICE or CBOT stockholders to approve the merger; the risk that the businesses will not be integrated successfully; disruption from the merger making it difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending and third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in ICE’s filings with the Securities and Exchange Commission (the “SEC”), including ICE’s Annual Report on Form 10-K for the year ended December 31, 2006, as filed with the SEC on February 26, 2007 and ICE’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, as filed with the SEC on May 4, 2007.
You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release. Except for any obligations to disclose material information under the Federal securities laws, ICE undertakes no obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this press release.
Important Information About the Proposed Transaction and Where to Find It:
This material relates to a business combination transaction with CBOT proposed by ICE, which may become the subject of a registration statement filed with the SEC. This material is not a substitute for the joint proxy statement/prospectus that CBOT and ICE would file with the SEC if any agreement is reached or any other documents which ICE may send to stockholders in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the joint proxy statement/prospectus, if and when such document becomes available, and related documents filed by ICE or CBOT without charge at the SEC’s website (http://www.sec.gov). Copies of the final proxy statement/prospectus, if and when such document becomes available may be obtained, without charge, from ICE by directing a request to ICE at 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia, 30328, Attention: Investor Relations; or by emailing a request to ir@theice.com.
ICE has filed a proxy statement in connection with the special meeting of CBOT stockholders scheduled for July 9, 2007, at which the CBOT stockholders will consider the CBOT merger agreement with CME and other related matters. CBOT stockholders are strongly advised to read this proxy statement and other related documents, as they contain important information. Investors are able to obtain a free copy of the proxy statement with respect to the special meeting without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement with respect to the special meeting may be obtained, without charge, from ICE by directing a request to ICE at 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia, 30328, Attention: Investor Relations; or by emailing a request to ir@theice.com.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Participants in the Solicitation:
In addition to ICE, the following officers and employees of ICE will also be participants in the foregoing proxy solicitations: Jeffrey C. Sprecher (Chairman and Chief Executive Officer), David S. Goone (Senior Vice President, Chief Strategic Officer) and Kelly L. Loeffler (Vice President, Investor Relations and Corporate Communications).
You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K, filed with the SEC on February 26, 2007 and in ICE’s proxy statement for its 2007 annual meeting of stockholders, filed with the SEC on March 30, 2007.

Other than 1,000 shares of CBOT Class A Common Stock owned by ICE, neither ICE nor any of the other participants in either of these proxy solicitations has any interest, direct or indirect, by securities holdings or otherwise, in CBOT Holdings, Inc. or Chicago Mercantile Exchange Holdings Inc. None of the participants will receive any special compensation in connection with either of these proxy solicitations.
Contact:
IntercontinentalExchange:
Kelly Loeffler
VP, Investor Relations and Corporate Communications
(770) 857-4726
kelly.loeffler@theice.com
Sard Verbinnen & Co
Jim Barron/Kara Findlay
(212) 687-8080
Brad Wilks
(312) 895-4700
Crystal Clear Communications
Ellen G. Resnick
(773) 929-9292; (312) 399-9295 (c)
eresnick@crystalclearPR.com

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